Exhibit 99.2

ACTengine® IMA203 TCR - T Targeting PRAME in PD1 Refractory Metastatic Melanoma - Phase 1b Dose Expansion Clinical Data Update October 10, 2024 Oral presentation by Martin Wermke at the Society of Melanoma Research Congress on October 11, 2024 Data cut - off Aug 23, 2024 Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution.

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

PRAME – A Widely Expressed Cancer Testis Antigen 3 100 100 µm 81 90 % PRAME+ cells PRAME RNA Detection in Melanoma Samples (ISH) % PRAME Positive Patients in Selected Indications Uterine Carcinosarcoma Sarcoma Subtypes Uterine Carcinoma Cut. Melanoma Uveal Melanoma 1 Ovarian Carcinoma Squamous NSCLC T NBC Small Cell Lung Cancer 100% 0% 100% 95% up to 100% 95% 90% 85% 70% 60% 45% Target prevalence based on TCGA (SCLC: in - house) RNAseq data combined with proprietary mass spec - guided RNA expression threshold; 1 Uveal melanoma target prevalence based on IMADetect qPCR testing of screening biopsies from 61 trial patients. ISH: in - situ hybridization Data cut - off Aug 23, 2024

ACTengine® IMA203 TCR - T Monotherapy – Patient Flow 4 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase Manufacturing by Immatics Infusion of ACTengine® IMA203 TCR - T Product Lymphodepletion * Low dose IL - 2 ** Safety and efficacy monitoring for 12 months Leukapheresis x x Expression Antigen 1 2 3 * 30 mg/m 2 Fludarabine and 500 mg/m 2 Cyclophosphamide for 4 days; ** 1m IU daily days 1 - 5 and twice daily days 6 - 10 Short process time of 14 days 7 - day manufacturing process applying CD8/CD4 T cell selection 7 - day QC release testing 95% (138/146) Cut. Melanoma 89% (54/61) Uveal Melanoma 93% (14/15) Uterine Carcinoma 81% (48/59) Ovarian Carcinoma Target Profiling IMADetect® mRNA assay using Immatics’ MS - guided threshold; Biopsy or archived tissue Patient screening data from Immatics’ clinical trials: Data cut - off Aug 23, 2024

ACTengine® IMA203 TCR-T Trial in Melanoma

Heavily Pretreated Patient Population

immatics

Total Safety Population[1] (N=70)

Phase 1a Dose Escalation
Dose Level 1-4
(total safety pop. N=28)

Phase 1b Dose Expansion
Dose Level 4/5
(total safety pop. N=42)

RP2D defined at
$1\text{-}10 \times 10^9$ TCR-T cells (DL4/5)

Melanoma Efficacy Population[2] (N=28)

Melanoma Patients in Phase 1b Dose Expansion

	Total Safety Population[1]	Melanoma Dose Escalation Population	Melanoma Efficacy Population[2]
	All Comers (Phase 1a and Phase 1b)	Melanoma (Phase 1a)	Melanoma (Phase 1b, at RP2D)
Number of patients	Total N=70 Melanoma N=41 Other N=29	Total N=11 Cutaneous melanoma N=8 Uveal melanoma N=2 Mucosal melanoma N=1	Total N=28 Cutaneous melanoma N=13 Uveal melanoma N=12 Melanoma of unknown primary N=1 Mucosal melanoma N=2
Prior lines of systemic treatment (median, min, max)	3 (0, 9)	4 (2, 7)	2 (0, 6)
Thereof CPI (melanoma only) (median, min, max)	2 (0, 4)	2 (1, 4)	1* (0, 4)
LDH at baseline >1 x ULN [% of patients]	64.3	81.8	60.7
Baseline tumor burden Median Target lesion sum of diameter [mm] (min, max)	117.8 (15.0, 309.8)	117.5 (37.0, 211.0)	107.5 (15.0, 309.8)
Liver/brain lesions at baseline [% of patients]	65.7	63.6	82.1
Dose level	DL1-5	EC1/DL3/4	DL4/5
Total infused dose TCR-T cells [$\times 10^9$]	2.09 (0.08, 10.2)	0.586 (0.10, 2.09)	4.1 (1.3, 10.2)

[1] See patient flow in appendix. [2] All infused patients; *Cutaneous melanoma patients had a median of 2 prior lines of checkpoints, see appendix; RP2D: recommended phase 2 dose; CPI: Checkpoint inhibitors; EC1: $0.06\text{-}0.12 \times 10^9$ TCR-T cells/m^2 BSA; DL3: $0.2\text{-}0.48 \times 10^9$ TCR-T cells/m^2 BSA, DL4: $0.2\text{-}1.2 \times 10^9$ TCR-T cells/m^2 BSA, DL5: $1.201 - 4.7 \times 10^9$ TCR-T cells/m^2 BSA

Data cut-off Aug 23, 2024 5

6 Data cut - off Aug 23, 2024 • Most frequent adverse events were expected cytopenias (Grade 1 - 4) associated with lymphodepletion in all patients • Mostly mild to moderate cytokine release syndrome (CRS) • 37% (26/70) Grade 1 • 46% (32/70) Grade 2 • 11% (8/70) Grade 3 2 • Infrequent ICANS (6% Grade 1, 4% Grade 2, 4% Grade 3) • No IMA203 - related deaths • Full IMA203 monotherapy tolerability profile is available in appendix • Tolerability in the melanoma subset is generally consistent with the full IMA203 monotherapy tolerability profile 1 See patient flow in appendix; 2 One grade 3 CRS only after exploratory second infusion; CRS and ICANS graded by CARTOX criteria (Neelapu et al ., 2019); ICANS: Immune Effector Cell - Associated Neurotoxicity Syndrome. Most Frequent Adverse Events of IMA203 Across All Dose Levels in Phase 1a/b N=70 Patients in Total Safety Population 1 Favorable tolerability profile for IMA203 monotherapy at recommended phase 2 dose (1x10 9 to 10x10 9 TCR - T cells)

Best Overall Response for IMA203 in Melanoma

Objective Responses in Heavily Pretreated Patients in Phase 1b (N=28#)


Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
Cut. Melanoma
Cut. Melanoma
Melanoma (Unk. Primary)
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma*
Mucosal Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma*
Cut. Melanoma
Mucosal Melanoma
Cut. Melanoma*
Cut. Melanoma*
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Uveal Melanoma
11.4
4.6
SD
0
-4.1
-6.3
-17.6
-18.6
-22.6
-25.4
-36.9
-40.8
-41.5
-44.8
-48.1
-50.9
-56.3
-57.1
-58.8
-59.3
-60.4
-65.1
-65.9
-66.7
-77.9
-78.3
-83.9
A-DL4-05
A-DL5-25
A-DL4-04
A-DL5-31
A-DL4-06
A-DL5-20
A-DL5-17
A-DL5-12
A-DL5-18
A-DL5-28
A-DL5-10
A-DL5-14
A-DL5-23 1
A-DL5-24
A-DL5-19
A-DL5-13
A-DL5-29
A-DL5-15
A-DL5-22
A-DL5-26
A-DL5-03 2
A-DL4-07
A-DL5-27
A-DL5-21
A-DL4-03
A-DL5-01
PD
SD
PR
cPR
ongoing

cORR	**54% (14/26)**
median DOR	**12.1 months**
(min, max)	(4.2, 25.5+ months)
mFU	9.3 months

7/14 confirmed responses ongoing

median PFS	**6.0 months**
(min, max)	(0.3+, 26.8+ months)
median OS	**Not reached**
(min, max)	(0.3+, 26.8+ months)
mFU	8.6 months
ORR	62% (16/26)
Tumor shrinkage**	88% (23/26)
DCR (at week 6)	92% (24/26)

#First tumor assessment post infusion pending for two melanoma patients at data-cut; *Maximum change of target lesions and RECIST1.1 response at different timepoints. **Tumor shrinkage of target lesions; 1Patient A-DL5-23 is off study at data cut-off; 2Patient out of study due to PD (external assessment); Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Overall survival (OS) and progression-free survival (PFS) censored at data-cut; BL: Baseline PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow-up

Data cut-off Aug 23, 2024 7

Response Over Time of IMA203 in Melanoma

Durable Responses 2 Years+ after Treatment in Heavily Pretreated Patients in Phase 1b (N=28#)



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
ongoing at month 26
ongoing at month 24
0
3
6
9
12
15
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
A-DL4-03
A-DL5-03[1]
A-DL5-13
A-DL5-15
A-DL5-23[2]
A-DL4-07
A-DL5-27
A-DL5-01
A-DL5-10
A-DL5-19
A-DL5-21
A-DL5-24
A-DL5-26
A-DL5-29
PR
A-DL5-22
A-DL5-28
SD
A-DL4-04
A-DL4-05
A-DL5-17
A-DL5-25
A-DL5-12
A-DL5-18
A-DL5-20
A-DL5-31
PD
A-DL5-14
A-DL4-06
Ongoing
Scans at approximately week 6, month 3 and then every 3 months

cORR	54% (14/26)
median DOR	12.1 months
(min, max)	(4.2, 25.5+ months)
mFU	9.3 months
7/14 confirmed responses ongoing	
median PFS	6.0 months
(min, max)	(0.3+, 26.8+ months)
median OS	Not reached
(min, max)	(0.3+, 26.8+ months)
mFU	8.6 months
ORR	62% (16/26)
Tumor shrinkage**	88% (23/26)
DCR (at week 6)	92% (24/26)

#First tumor assessment post infusion pending for two melanoma patients at data-cut; **Tumor shrinkage of target lesions; [1]Patient out of study due to PD (external assessment) [2]Patient A-DL5-23 is off study at data cut-off; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Overall survival (OS) and progression-free survival (PFS) censored at data-cut; BL: Baseline PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow-up

Data cut-off Aug 23, 2024 8

Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion PFS of 6 Months and OS Not Reached in Melanoma Efficacy Population 9 Progression Free Survival Data cut - off Aug 23, 2024 Overall Survival Overall survival (OS) and progression - free survival (PFS) censored at data - cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross - trial comparisons cannot be made, and no head - to - head clinical trials have been conducted. mPFS N 2.6 months 11 Dose Escalation 6.0 months 28 Dose Expansion mOS N 6.3 months 11 Dose Escalation Not reached 28 Dose Expansion Log - rank test: p=<0.0001 Log - rank test: p=0.0003 • Significant shift in PFS and OS between melanoma patients treated during the dose escalation and dose expansion phase • PFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population* • OS in dose escalation is shorter than reported OS for 2L+ cut. melanoma population* • All patients in the dose escalation group died and 20/26 patients are alive in dose expansion

IMA203 Phase 1b in Melanoma: Overview of Studies

immatics

PFS and OS Data in 2L+ Melanoma Cohorts

Drug Product	Phase	N	2L+ melanoma patient population	Prior lines of therapies	mPFS (months)	mOS (months)
IMA203 in Melanoma	1b (Dose Expansion)	28	46% cutaneous 43% uveal 11% other	4% n=0, 18% n=1, 32% n=2, 29% n=3:, 4% n=4, 11% n=5, 4% n=6 86% received prior CPI (median of 1 prior line of CPI in overall population, median of 2 prior lines of CPI in cut. melanoma) Median of 2 prior lines, median of 2 prior lines in cut. melanoma	6.0	not reached
IMA203 in Melanoma	1a (Dose Escalation)	11	73% cutaneous 18% uveal 9% other	0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior CPI (median of 2 prior lines of CPI, median of 2.5 prior lines of CPI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	2.6	6.3
IMA201/202/203 combined in Melanoma	1a (Dose Escalation)	19	63% cutaneous 11% uveal 26% other	0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior CPI (median 3 prior lines of CPI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	2.5	5.3
Lifileucel (C-144-01, Cohort 2+4)[1]	2	153	54% cutaneous 0% uveal 45% other	median of 3 prior lines (min/max: 1/9) 100% received prior CPI	4.1	13.9
Tilsotolimod + Ipilimumab (ILLUMINATE-301)[2]	3	238	85% cutaneous 0% uveal 15% other	57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior CPI	2.9	11.6
Nivolumab + Relatlimab (RELATIVITY-020, D1 Cohort)[3]	1/2	354	68% cutaneous 0% uveal 32% other	46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior CPI	2.1	14.7

These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted.

[1] Chesney et al., 2022; [2] Diab et al., 2024; [3] Ascierto et al., 2023.

Data cut-off Aug 23, 2024 10

Enhanced PFS in Phase 1b Melanoma Patients with Deep Responses N=26 # 11 • Approx. half of all patients have a deep response (>50% tumor reduction) • This subgroup of patients has highly medically meaningful mPFS of more than 1 year • Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses Data cut - off Aug 23, 2024 mPFS N 2.6 months 11 Dose Escalation IMA203 5.7 months 14* Dose Expansion IMA203 <50% tumor size reduction (including tumor size increase) 13.4 months 12 Dose Expansion IMA203 > 50% tumor size reduction # Excluding two patients that were infused but did not have their first tumor assessment post baseline at data - cut; *Includes one patient with ongoing SD 4.4 months after infusion with tumor reduction <50% Log - rank: p=0.0033

0 5 î 10 5 1 î 10 6 1.5 î 10 6 2 î 10 6 2.5 î 10 6 Cmax (vector copies/μg gDNA) 4 6 8 10 Infused Total (CD8 + Dex + ) IMA203 T cell dose (x10 9 ) 2 1 0 Dose Response Relationship IMA203 T Cell Dose is Associated with Clinical Activity and IMA203 T Cell Exposure (N=65 out of 68*) 12 RP2D cPR (n=23) PR or SD or PD (n=42) IMA203 T Cell Dose is Associated with Clinical Activity IMA203 T Cell Dose Correlates with T Cell Exposure 1 Mann - Whitney U test, 2 Spearman Correlation; * no data available yet for patients recently treated; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; , RP2D: recommended phase 2 dose p = 0.0180 1 r=0.8396 p=1.646e - 018 2 Data cut - off Aug 23, 2024

Exposure Response Relationship IMA203 T Cell Persistence Over Time and T Cell Exposure is Associated with Clinical Response 13 Rapid T cell engraftment (C max ) in all patients with over two years of persistence Higher C max and persistence in patients treated at higher doses in dose expansion versus dose escalation cPR P R / S D / P D 1 Mann - Whitney U test; * no data available yet for patients recently treated; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response, AUC: Area under curve Data cut - off Aug 23, 2024 1 1 î 10 2 1 î 10 3 1 î 10 4 1 î 10 5 1 î 10 6 1 î 10 7 2 8 1 4 2 0 2 6 2 8 4 8 6 8 8 8 200 400 600 800 Persistence Overtime Days post infusion Vector copies/ ug gDNA N = 2 7 N = 3 8 Persistence over Time Dose Escalation Dose Expansion N=65 out of 68* N=65 out of 68* IMA203 T cell exposure (C max & AUC (0 - 28d) ) is associated with clinical responses 1 î 10 7 2 î 10 7 3 î 10 7 AUC (0 - 28d) of TCR T Cell Concentration in Blood (vector copies/μg DNA) p = 0.0517 1 1 î 10 3 1 î 10 4 1 î 10 5 1 î 10 6 1 î 10 7 2 8 1 4 2 0 2 6 2 8 4 8 6 8 8 8 200 400 600 800 Days post infusion Vector copies/ ug gDNA

Patient Case A-DL4-03 : Cutaneous Melanoma

PET-based Complete Response 15 Months Post Infusion and Ongoing Response at 24 Months

51-year-old male patient with complete remission according to PET imaging after 15 months and ongoing beyond two years post infusion at data cut

- 5 prior systemic treatment lines:
  - Dabrafenib + Trametinib
  - Pembrolizumab
  - Dabrafenib + Trametinib + Vemurafenib + Cobimetinib
  - Tebentafusp
  - Encorafenib + Binimetinib
- 13 years of cancer history
- 23 mm target lesion in cervical lymph node and non-target lesions in pelvic bone and lung
- Patient received ~$1.3x10^9$ IMA203 TCR-T cells
- Ongoing PR at 24 months post infusion with -78.3% reduction according to RECIST1.1
- Metabolic complete response reported based on investigator-initiated PET imaging at baseline and month 15 post infusion


Follow-up Month 12
Follow-up Month 27
(Post data cut-off)
Baseline
Follow-up Month 15

Images courtesy of treating physician (Dr. Martin Wermke, University of Dresden)

Data cut-off Aug 23, 2024 14

SUPRAME: Registration-enabling Randomized Phase 3 Trial

Trial Design Following Recent Type D Meeting with FDA and SA Meeting with PEI[1]

immatics

Patient Population:
unresectable or metastatic melanoma post-treatment with a checkpoint inhibitor (2L+)

N=360

Randomization
1:1

ACTengine® IMA203
N=180

Investigator's choice
of selected approved treatments
N=180

Endpoints

- **Primary Endpoint**
  - **PFS**
- **Secondary Endpoints**
  - Safety
  - ORR + DOR
  - No OS detriment
  - Patient-reported outcomes (EORTC QLQ-C30, EQ-5D-5L)

Next Steps

- SUPRAME Phase 3 trial is projected to commence in **December 2024**
- Pre-specified interim analysis planned after approx. 200 patients enrolled
- Full enrollment anticipated by late **2026**

mPFS: median progression-free survival, ORR: objective response rate; [1] Scientific Advice Meeting with Paul-Ehrlich-Institute, the German regulatory authority

15

ACTengine® IMA203 TCR-T Monotherapy Targeting PRAME in Melanoma

Summary of Clinical Data

Tolerability

Favorable tolerability profile: mostly mild to moderate CRS; infrequent ICANS (5.7% Gr1, 4.3% Gr2, 4.3% Gr3); no treatment related deaths

Anti-Tumor Activity & Durability

54% (14/26) cORR and 92% (24/26) DCR; 12.1 months mDOR and ongoing responses for over two years

PFS & OS

PFS of 6 months and OS not reached (mFU 8.6 months)

Biological Data

T cell dose and exposure are significantly associated with clinical response

Broad Reach

FDA RMAT designation received in multiple PRAME expressing cancers including cutaneous and uveal melanoma

SUPRAME Phase 3 trial is projected to commence in **December 2024**

Data cut-off Aug 23, 2024 16

17 We are Immensely Grateful to the Patients, Their Families … University Hospital Dresden University Hospital Bonn University Hospital Würzburg University Hospital Hamburg Ge r ma n y Dr. M. Wermke Charité Berlin University Hospital Heidelberg University Medicine Mainz Columbia U n iv e rsity University of Pittsburgh MD Anderson Cancer Center United States University of Miami Health System Fox Chase Cancer Center … and the Investigators at the Clinical Sites Sponsor: Immatics

A p pen d ix 18

Tolerability Profile of IMA203 Across All Dose Levels in Phase 1a/b

All ≥Grade 3 Adverse Events (N=70[1])

TEAEs by maximum severity for all patients in Phase 1a and Phase 1b (N=70[1])

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	70	100.0
Adverse Events of Special Interest	9	12.9
Cytokine release syndrome	8	11.4
ICANS[2]	3	4.3
Blood and lymphatic system disorders	70	100.0
Neutropenia	62	88.6
Lymphopenia	39	55.7
Leukopenia	38	54.3
Anaemia	36	51.4
Thrombocytopenia	24	34.3
Febrile neutropenia	2	2.9
Cytopenia	1	1.4
Leukocytosis	1	1.4
Infections and infestations	10	14.3
Urinary tract infection	2	2.9
Appendicitis	1	1.4
COVID-19	1	1.4
Cytomegalovirus infection reactivation	1	1.4
Enterococcal infection	1	1.4
Human herpesvirus 6 encephalitis	1	1.4
Infection	1	1.4
Orchitis	1	1.4
Sepsis[3,4]	1	1.4
Septic shock[3]	1	1.4
Investigations	10	14.3
Alanine aminotransferase increased	6	8.6
Aspartate aminotransferase increased	5	7.1
Blood creatinine increased	2	2.9
Blood alkaline phosphatase increased	1	1.4
Blood bilirubin increased	1	1.4
Blood fibrinogen decreased	1	1.4
Lymphocyte count increased	1	1.4
Respiratory, thoracic and mediastinal disorders	10	14.3
Hypoxia	4	5.7
Pleural effusion	2	2.9
Bronchial obstruction	1	1.4
Dyspnoea	1	1.4
Epistaxis	1	1.4
Laryngeal inflammation	1	1.4
Respiratory failure	1	1.4
table continued...		
Metabolism and nutrition disorders	7	10.0
Hypokalaemia	3	4.3
Hyponatraemia	3	4.3
Hypophosphataemia	2	2.9
Dehydration	1	1.4
Failure to thrive	1	1.4
Vascular disorders	7	10.0
Hypertension	6	8.6
Hypotension	1	1.4
Renal and urinary disorders	6	8.6
Acute kidney injury	4	5.7
Nephritis	1	1.4
Proteinuria	1	1.4
Gastrointestinal disorders	5	7.1
Abdominal pain	3	4.3
Diarrhoea	1	1.4
Ileus	1	1.4
Vomiting	1	1.4
General disorders and administration site conditions	4	5.7
Fatigue	1	1.4
General physical health deterioration[3]	1	1.4
Pyrexia	1	1.4
Swelling face	1	1.4
Skin and subcutaneous tissue disorders	4	5.7
Rash maculo-papular	3	4.3
Eczema	1	1.4
Cardiac disorders	3	4.3
Atrial fibrillation[5]	3	4.3
Eye disorders	2	2.9
Periorbital oedema	1	1.4
Ulcerative keratitis	1	1.4
Injury, poisoning and procedural complications	2	2.9
Humerus fracture	1	1.4
Infusion related reaction	1	1.4
Musculoskeletal and connective tissue disorders	2	2.9
Back pain	1	1.4
Muscle spasms	1	1.4
table continued...		
Nervous system disorders	2	2.9
Headache	1	1.4
Posterior reversible encephalopathy syndrome	1	1.4
Endocrine disorders	1	1.4
Inappropriate antidiuretic hormone secretion	1	1.4
Hepatobiliary disorders	1	1.4
Cholangitis	1	1.4
Immune system disorders	1	1.4
Haemophagocytic lymphohistiocytosis	1	1.4
Reproductive system and breast disorders	1	1.4
Vaginal haemorrhage	1	1.4

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al., 2019). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (23-Aug-2024); [1] Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; [2] ICANS: Immune effector cell-associated neurotoxicity syndrome; [3] Fatal Adverse events were not considered related to any study drug; [4] Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells; [5] DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021.

Data cut-off Aug 23, 2024 19

IMA203 Phase 1 Patient Population Flow Chart



Total Safety Population
(N=70 enrolled patients)
N=1 patient in Phase 1a started lymphodepletion but did not receive IMA203
N=1 patient had lymphodepletion but IMA203 infusion was scheduled after data cut-off
N=68 patients treated with IMA203
Thereof n=65 evaluable for T cell exposure analysis
N=27 patients in Phase 1a Dose Escalation (DL1-4)
N=41 patients in Phase 1b Dose Expansion (DL4/5, RP2D)
Thereof n=38 evaluable for T cell persistence analysis
N=11 melanoma patients
N=16 non-melanoma patients
Melanoma Efficacy Population* (n=28)
thereof 2 patients without post-baseline scan
Current manufacturing version
N=13 non-melanoma patients
Current manufacturing version
N=6 melanoma patients (DL1-3)
Previous manufacturing version[1]
N=5 melanoma patients (DL4)
Previous manufacturing version

* Melanoma efficacy population excludes 5 patients treated at DL4 in Phase 1a of the trial as reported in the May 2024 update, based on different manufacturing version used that affects the T cell product (see slide 22); Current manufacturing version: T cell enrichment process using monocyte depletion (negative selection) or CD8/CD4 positive selection; prior manufacturing version: manufacturing process without specific T cell enrichment; [1] Except one DL3 patient with current manufacturing version.

Data cut-off Aug 23, 2024 20

Baseline Characteristics of Melanoma Patients in Phase 1a and Phase 1b

Focus on Cutaneous and Uveal Melanoma

immatics

	Melanoma Dose Escalation Population		Melanoma Efficacy Population[1]	
Indication	Cutaneous Melanoma (N=8)	Uveal Melanoma (N=2)	Cutaneous Melanoma (N=13)	Uveal Melanoma (N=12)
Prior lines of systemic treatment (median, min, max)	4.5 (2, 7)	2 (2, 2)	2 (1, 5)	2.5 (0, 6)
Thereof CPI (melanoma only) (median, min, max)	2.5 (2,4)	1 (1,1)	2 (1, 3)	1 (0, 4)
LDH at baseline >1 x ULN [% of patients]	75.0	100.0	69.2	58.3
Baseline tumor burden Median Target lesion sum of diameter [mm] (min, max)	106.3 (37.0, 211.0)	153,5 (109.9, 198.0)	123.0 (15.0, 309.8)	107.5 (38.6, 210.0)
Liver/brain lesions at baseline [% of patients]	50.0	100.0	69.2	91.7
Dose level	EC1/DL4	EC1, DL3	DL4/DL5	DL4/DL5
Total infused dose TCR-T cells [$x10^9$]	1.115 (0.099, 2.09)	0.417 (0.248, 0.586)	4.04 (1.3, 10.2)	4.33 (1.62, 8.43)

Cutaneous melanoma patients in Phase 1b had similar prior CPI exposure, higher tumor burden and higher incidence of liver/brain lesions compared to Phase 1a

[1] All infused melanoma patients in Ph1b dose expansion; CPI: Checkpoint inhibitors;
EC1: 0.06-0.12x10^9 TCR-T cells/m^2 BSA; DL3: 0.2-0.48x10^9 TCR-T cells/m^2 BSA ; DL4: 0.2-1.2x10^9 TCR-T cells/m^2 BSA, DL5: 1.201 - 4.7x10^9 TCR-T cells/m^2 BSA

Data cut-off Aug 23, 2024 21

Favorable TCR-T Product Characteristics and High TCR-T Levels in Patients

Manufacturing Improvements Implemented in Phase 1b Enhance Key Features of the Cell Product

Robust TCR-T product features → **Increased peak IMA203 T cell levels in patients**



P < 0.0001
%TCR+ (of CD3+CD8+ cells)
100
80
60
40
20
0
Manufacturing process[1]
IMA203 GEN1 prior (n=27)
IMA203 GEN1 current (n=43)
P < 0.0001
Total TCR+ T Cells
2×10^{10}
1.5×10^{10}
1×10^{10}
5×10^{9}
0
IMA203 GEN1 prior (n=27)
IMA203 GEN1 current (n=43)
p<0.0001
Vector copies/µg gDNA
2.5×10^{6}
2×10^{6}
1.5×10^{6}
1×10^{6}
5×10^{5}
0
IMA203 GEN1 prior (n=26)[2]
IMA203 GEN1 current (n=39)[3]
DL4 only, normalized to cell dose
P = 0.0003
Vector copies/µg gDNA
8×10^{5}
6×10^{5}
4×10^{5}
2×10^{5}
0
IMA203 GEN1 prior (n=7)
IMA203 GEN1 current (n=9)

- Manufacturing improvements including T cell enrichment process (i.e. removal of monocyte fraction or CD4/CD8 selection) implemented in Phase 1b lead to improved TCR-T product features and increased TCR-T levels in patients
- The efficacy-evaluable population in this analysis (data cut-off Aug 23, 2024) focuses on this patient population only and reflects the expected population and product to be evaluated in the pivotal trial

[1] Current: T cell enrichment process using monocyte depletion (negative selection) or CD8/CD4 positive selection; prior: manufacturing process without specific T cell enrichment;
[2] one patient started lymphodepletion but did not receive IMA203 T cells; [3] no data available yet for patients recently treated

Data cut-off Aug 23, 2023 22

T Cell Selection Results in 'Younger' Phenotype of the TCR-T Product

Consequently, Terminally Differentiated T Cells are also Decreased



%Positive
(Gated off CD8+)
100
80
60
40
20
0
L M H
L M H
L M H
L M H
**
ns
****
ns
****
ns
ns
ns
ns
ns
****
ns
ns
ns
Tnaive
T-cm
T-em
T-eff

L = Low enrichment (n=7, prior manufacturing version)
M = Medium enrichment (n=37, current manufacturing version)
H = High enrichment (n=38, current manufacturing version)

Presented at the Process Development Summit 2024; L: No specific T cell enrichment; M: monocyte depletion (negative selection); H: CD4/CD8 T cell selection (positive selection);
Results are represented as separated scatter with median; *p<0.05, **p<0.01, ***p<0.001, ****p<0.0001, ns = not significant by a two-way ANOVA with Tukey's Multiple Comparisons.

23

Melanoma Patients Treated with IMA203 in Phase 1b Dose Expansion

Efficacy-evaluable Population (n=28*)

Patient ID	Indication	No of prior treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10⁹]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-01	Uveal Melanoma	1	ARRY614 + Nivolumab	4.16	cPR	-83.9	Ongoing response at 26.8 months PFS	
A-DL4-03	Cut. Melanoma	5	Dabrafenib + Trametinib Pembrolizumab Dabrafenib + Trametinib + Vemurafenib + Cobimetinib Tebentafusp Encorafenib + Binimetinib	1.30	cPR	-78.3	Ongoing response at 26.5 months PFS	
A-DL5-13	Cut. Melanoma	3	Nivolumab Pembrolizumab Ipilimumab + Nivolumab	9.80	cPR	-56.3	Ongoing response at 12.0 months PFS	
A-DL5-21	Uveal Melanoma	2	Valproic acid + Sunitinib Tebentafusp	7.19	cPR	-77.9	Ongoing response at 8.6 months PFS	
A-DL5-26	Uveal Melanoma	2	Melphalan Tebentafusp	8.14	cPR	-60.4	Ongoing response at 7.3 months PFS	
A-DL5-27	Cut. Melanoma	1	Relatlimab + Nivolumab	10.20	cPR	-66.7	Ongoing response at 7.0 months PFS	
A-DL5-31	Cut. Melanoma	3	Ipilimumab + Nivolumab AB122 + AB154 Encorafenib + Binimetinib	3.68	SD	-4.1	Ongoing stable disease at 4.2 months PFS	
A-DL5-23	Cut. Melanoma	3	Ipilimumab + Nivolumab Encorafenib + Binimetinib Relatlimab + Nivolumab	6.94	cPR	-44.8	Ongoing response at 6 months PFS, patient off study at data-cut due to investigator decision (radiation of one target lesion)	
A-DL5-03	Cut. Melanoma	3	Interferon Pembrolizumab Ipilimumab + Nivolumab	5.12	cPR	-65.1	Response until 13.4 months PFS	Progression as determined by external assessment
A-DL5-19	Uveal Melanoma	6	Pembrolizumab Clinical trial intrahepatic PV10 Ipilimumab + Nivolumab Clinical trial Anti-CTLA-4 NF AB + XRT Clinical trial foghorn FHD-286 Pembrolizumab	5.42	cPR	-50.9	Response until 8.5 months PFS	Non-target lesion progression
A-DL5-24	Uveal Melanoma	3	NOX66-005 Idronoxil with radiotherapy IDE196 + Crizotinib LVGN3616 + LVGN6051 + LVGN7409+ Bevacizumab + Cyclophosphamide	2.89	cPR	-48.1	Response until 6.2 months PFS	Non-target lesion progression and new lesions
A-DL5-29	Mucosal Melanoma	2	Nivolumab Ipilimumab + Nivolumab	7.94	cPR	-57.1	Response until 6.0 months PFS	Target lesion and non-target lesion progression
A-DL5-10	Uveal Melanoma	1	SEAGEN CD40 Agonist	2.68	cPR	-40.8	Response until 5.8 months PFS	Target lesion progression
A-DL4-07	Cut. Melanoma	2	Nivolumab + Ipilimumab Brektovi + Mektovi + Nivolumab + Relatlimab	1.55	cPR	-65.9	Response until 5.7 months PFS	New lesions
A-DL5-15	Cut. Melanoma	1	Pembrolizumab	3.02	cPR	-58.8	Response until 5.6 months PFS	New lesions

* First tumor assessment post infusion pending for two melanoma patients at data-cut; [1] Transduced viable CD8 T cells;
BOR: Best overall response; DL: Dose level; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; PFS: Progression-free survival (censored at data-cut)

Data cut-off Aug 23, 2024 24

Melanoma Patients Treated with IMA203 in Phase 1b Dose Expansion (cont.)

Efficacy-evaluable Population (n=28*)

Patient ID	Indication	No of prior treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10⁹]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-22	Cut. Melanoma	2	Ipilimumab+Nivolumab Tafinlar + Mekinist	6.31	PR	-59.3	Disease stabilization until 2.7 months post infusion, unconfirmed response from 2.7 until 5.5 months PFS	New lesions
A-DL5-28	Mucosal Melanoma	3	Ipilimumab + Nivolumab Avapritinib Opdualag	3.33	PR	-36.9	Unconfirmed response until 2.8 months PFS	Target lesion progression
A-DL5-20	Uveal Melanoma	5	Ipilimumab + Pembrolizumab Tebentafusp Ipilimumab + Nivolumab IDE196 + Binimetinib FHD-286	8.43	SD	-17.6	Disease stabilization until 8.6 months PFS	Non-target lesion progression
A-DL5-17	Cut. Melanoma	2	Ipilimumab + Nivolumab+Tociliziumab Nivolumab + Relatlimab + Tocilizumab + Ipilimumab	4.04	SD	-18.6	Disease stabilization until 6.1 months PFS	New lesion
A-DL4-05	Cut. Melanoma	4	Nivolumab Nivolumab + Ipilimumab Dabrafenib + Trametinib Nivolumab	1.63	SD	11.4	Disease stabilization until 5.9 months PFS	New lesions, target lesion progression
A-DL4-04	Melanoma (Unk. Primary)	1	Ipilimumab + Nivolumab	1.73	SD	0.0	Disease stabilization until 5.7 months PFS	Non-target lesion progression and a new lesion
A-DL5-18	Uveal Melanoma	2	Tebentafusp Ipilimumab + Nivolumab	5.71	SD	-25.4	Disease stabilization until 5.5 months PFS	New lesion
A-DL5-12	Uveal Melanoma	3	Tyrosinase peptides Nivolumab + Ipilimumab + Denosumab Tebentafusp	4.50	SD	-22.6	Disease stabilization until 3.5 months PFS	Target and non-target lesion progression, new lesions
A-DL5-25	Cut. Melanoma	2	Ipilimumab + Nivolumab Axitinib + Nivolumab	5.14	SD	4.6	Disease stabilization until 2.7 months PFS	Non-target lesion progression, new lesions
A-DL4-06	Uveal Melanoma	0	NA	2.56	PD	-6.3	Progressive disease at 1.4 months PFS	New lesion
A-DL5-14	Cut. Melanoma	2	Nivolumab Encorafenib + Binimetinib	2.34	PD	-41.5	Progressive disease at 1.4 months PFS	New lesions
A-DL5-32	Uveal Melanoma	5	Ipilimumab + Nivolumab Tebentafusp Ipilimumab + Nivolumab DYP-688 Ipilimumab + Nivolumab	3.18	N/A	N/A	First scan post infusion pending at data cut-off	
AA-1	Uveal Melanoma	3	Ipilimumab + Nivolumab Darovasertib Tebentafusp	1.62	N/A	N/A	First scan post infusion pending at data cut-off	

*First tumor assessment post infusion pending for two melanoma patients at data-cut; [1] Transduced viable CD8 T cells;
BOR: Best overall response; DL: Dose level; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; PFS: Progression-free survival (censored at data-cut)

Data cut-off Aug 23, 2024 25

Patient Case A-DL5-01: Uveal Melanoma

Long-term Responder Ongoing at 26+ Months

Baseline



Follow-up Month 1



Follow-up Month 26



RECIST Change from Baseline (%)


Change in Sum of Longest Diameter from Baseline [%]
100
75
50
25
-25
-50
-75
-100
PD
BL
PR
0
3
6
9
12
15
18
21
24
27
30
Months from T Cell Infusion

Overall RECIST1.1 assessment -51% PR -83% PR

71-year-old male patient with ongoing shrinkage of liver lesion 26+ months post treatment

- 1 prior line of systemic treatment: ARRY614 + Nivolumab
- 6 years of cancer history
- 99.2 mm target lesion sum
- Patient received ~$4x10^9$ IMA203 TCR-T cells

CT scans courtesy of treating physician (Dr. Jason Luke, University of Pittsburgh)

Data cut-off Aug 23, 2024

Patient Case A-DL5-033: Cutaneous Melanoma

Changes of a Melanoma Lesion of the Skin within 8 Days (Post Data Cut-off)

61-year-old male patient demonstrated changes of a melanoma lesion of the skin 8 days post IMA203 infusion

- 4 prior systemic treatment lines: 3 lines of CPI, 1 line of Brenetafusp (PRAME)
- 8 years of cancer history
- 118 mm target lesion sum
- Patient received ~$10x10^9$ IMA203 TCR-T cells

Baseline



Follow-up Day 8



Follow-up Day 15



Data cut Aug 23, 2024; Patient was treated post data cut-off date (Aug 26, 2024); Images courtesy of treating physician (Dr. Jason Luke, University of Pittsburgh)

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